1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 26, 2010	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of proxy for use at the Annual General Meeting for the year ended 31 December 2009

The Number of Shares Represented by the Proxy Form [1]

I/We2	,

of2:	, being

the registered holder(s) of                                                                                                        H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the Annual General Meeting or                                                   of                                                                                                                                                               as my/our proxy/proxies to attend on my/our behalf at the Annual General Meeting of the Company (and/or at any adjournment. thereof) to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China at 8:30 a.m. on 25 June 2010. The proxy/proxies will vote on the resolutions listed in the Notice of Annual General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

AS ORDINARY RESOLUTIONS		FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2009;
2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2009;
3.	To consider and approve the audited financial statements of the Company as at and for the year ended 31 December 2009;
4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2009, and to authorise the Board to distribute an aggregate cash dividend of RMB1,229.6 million (tax inclusive), equivalent to RMB0.25 (tax inclusive) per share to the shareholders of the Company;
5.	To consider and approve the remuneration of the directors and supervisors of the Company for the year ending 31 December 2010;
6.	To consider and approve the re-appointment of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2010, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements;
7.	To consider and approve the Proposal regarding purchase of liability insurance for the directors, supervisors and senior officers of the Company;
AS SPECIAL RESOLUTIONS
8.	To consider and approve the “Proposal regarding the expansion of the business scope of Yanzhou Coal Mining Company Limited and amendments to the Articles of Association of the Company”;
9.

To consider and approve the following resolution:

“THAT:

(a)     the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)      such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)     the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the number of H Shares in issue as at the date of the this resolution; and

(iii)   the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)    for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)      the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)     the expiration of a 12-month period following the passing of this resolution; or

(iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)     contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

10.

To consider and approve the following resolution:

“THAT:

(a)     subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)     the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)     the approval in paragraph (a) above shall be conditional upon:

(i)      the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of Domestic Shares of the Company to be held on 25 June 2010 (or on such adjourned date as may be applicable); and the class meeting for the holders of H Shares to be held on 25 June 2010 (or on such adjourned date as may be applicable) for such purpose;

(ii)     the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)    the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the Articles of Association;

(d)     subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)      amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)     file the amended Articles of Association with the relevant governmental authorities of the PRC;

(e)     for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)      the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)     the expiration of a 12-month period following the passing of this special resolution; or

(iii)    the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

Signature[7]:	Date: 2010

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.
2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.
3.	If the person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete “the Chairman of the Annual General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.
4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from any resolution, tick in the box marked “ABSTAIN”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.
5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.
6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.
7.	A proxy attending the Annual General Meeting must present his proof of identity.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE 2009 ANNUAL GENERAL MEETING

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies(4)) the annual general meeting of the Company for the year ended 31 December 2009 to be held at 8:30 a.m. on Friday, 25 June 2010, at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China.

Name(s) (as appearing in the register of members)(1)

Number of Domestic/H Shares registered under my/our name(s)(3)(4)

Identity card/passport number(2)(4)

Identification code of shareholder

Correspondence address(1)

Telephone number

Signature(s):	Date: 2010

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.
2.	Please attach a copy of your identity card/passport.
3.	Please attach a copy of your proof of share ownership.
4.	Please delete the option which is not applicable in “Domestic/H”, “in person/by a proxy/proxies”, and “Identity card/passport”.
5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC no later than 4 June 2010. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310